

Mail Stop 4561

May 3, 2016

Lars Björk
President and CEO
Qlik Technologies, Inc.
150 N. Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

> **Re: Qlik Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-34803**

Dear Mr. Björk:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 71

1. Please explain why you believe that it is appropriate to use a 30% effective tax rate to calculate your Non-GAAP net income and Non-GAAP net income per common share. Tell us how you concluded that a 30% effective tax rate is a reasonable estimate of the long-term normalized effective tax rate under your global structure. In this respect, it seems unusual that the effective tax rate on your GAAP net loss each period is

significantly higher than the 30% effective tax rate used to calculate your Non-GAAP net income each period. In addition, ensure that your disclosures clearly describe the basis for the adjustment and disclose in greater detail how the adjustment is calculated. We refer you to Question 102.11 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services